[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
November 20, 2019

Elisabeth Bentzinger Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	Cushing® Mutual Funds Trust (File Nos. 333-220520 and 811-23293)
Dear Ms. Bentzinger:
Thank you for your telephonic comments received October 17, 2019 regarding Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on August 30, 2019 by Cushing® Mutual Funds Trust (the “Trust”), regarding its newly formed series Cushing® Small Cap Growth Fund (the “Fund”). We have considered your comments and, on behalf of the Trust, responses to those comments are set forth below.
Changes will be reflected in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(a) under the Securities Act. The Trust is filing this subsequent Post-Effective Amendment pursuant to Rule 485(a) in order to reflect a change in name and investment policies of the Fund. The Fund’s name will be changed to “Cushing® SMID Growth Focused Fund” and the Fund’s 80% policy has been changed as follows: “Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in a portfolio of 15-30 common stocks of small- to mid-cap companies traded on any United States stock exchange or over-the-counter market.” The revised Prospectus also includes Related Performance Information for a composite of all accounts managed by the Adviser on a discretionary basis with investment objectives, policies and strategies substantially similar to those of the Fund.

Capitalized terms not defined herein have the definitions provided to them in the Fund’s Prospectus or Statement of Additional Information.
General

Comment 1:	Update ticker symbols on EDGAR when they become available.

Response:	The Trust notes your comment and will update the ticker symbols when available.
Prospectus Summary

Comment 2:	Remove footnote (b) to the fee and expense table, as the disclosure is neither required nor permitted by Form N-1A.

Response:	The Trust has removed footnote (b) as requested.

Comment 3:
In the narrative before the fee and expense example, please revise the disclosure to state that the example assumes that an investor holds or redeems shares. Additionally, remove the second example, as costs would be the same under both assumptions.

Response:	The Trust has revised the disclosure as requested.

Comment 4:
In the narrative before the fee and expense example, please revise the parenthetical explaining that the example is estimated “giving effect to the expense limitation only during the first two years,” as the expense limitation expires on March 31, 2021.

Response:	The Trust has revised the disclosure as requested.

Comment 5:	Under “Portfolio Turnover,” please disclose that turnover for the last fiscal year is not shown because the Fund had not commenced operations as of the date of the Prospectus.

Response:	The Trust has revised the disclosure as requested.

Comment 6:
Under “Principal Investment Strategies of the Fund,” please disclose the range of market capitalizations for small cap companies as of a recent date and state that it may fluctuate. See Release No. IC-24828, Jan. 17, 2001.

Response:
The Trust has revised the disclosure as requested. In light of the changes to the Fund’s investment policies, this disclosure reflects the range of market capitalizations for the Fund’s small-cap and mid-cap universe.

Comment 7:
Under “Principal Investment Strategies of the Fund,” the Fund discloses that it “may become concentrated in certain sectors from time to time including, but not limited to, consumer discretionary, healthcare and technology.” If the Fund will invest 25% or more of its assets in any sector, please explain how doing so would not be concentrating in an industry or group of industries. Please also disclose what the “consumer discretionary” sector is.

Response:
The Trust respectfully submits that the Fund’s disclosure regarding the broad sectors of the market in which it may invest is not inconsistent with its industry concentration policy. The Fund has adopted a fundamental policy not to invest in any security if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry. The 1940 Act does not define “industry or group of industries” nor has the Commission done so. Former Guide 19 to Form N-1 stated that “[a] registrant may ... select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the Guides have since been rescinded, Guide 19 may be generally instructive with respect to industry concentration. (See SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.) Many registered investment companies rely on third party industry classification systems to determine the industries into which their investments fall. Examples of these include the Standard Industrial Classification (“SIC”) Codes, which are used by the Commission for various purposes, and the North American Industry Classification System (“NAICS”) Codes, which in practice have often replaced the SIC Codes.

The Fund’s description of the sectors in which it may invest include a wide range of industries within each sector. For example, the Consumer Discretionary sectors, for which the Fund has included a description in the prospectus as requested, includes companies that manufacture products and provide services that consumers purchase on a discretionary basis. The manufacturing segment of the Consumer Discretionary sector includes manufacturers of automotive, household durable goods, textiles & apparel and leisure equipment. The services segment of the Consumer Discretionary sector includes hotels, restaurants and other leisure facilities, media production and services, and consumer retailing and services. Considering the S&P 500 Consumer Discretionary Index as an example, the top five constituents by weight are Amazon.com Inc., Home Depot Inc., McDonald’s Corp, Nike Inc. and Starbucks Corp. Each of those issuers have materially different primary economic characteristics and therefore would be classified in different industries, although they all are contained within the Consumer Discretionary sector. An examination of the applicable NAICS codes supports this conclusion, as these companies are each assigned to a different industry by NAICS codes (Electronic Shopping and Mail-Order Houses, Hardware Stores, Full-Service Restaurants, Shoe Stores and Retail Bakeries, respectively). These are merely intended as a representative example of the sector, and not companies in which the Fund would invest given its policy of investing in small- to mid-cap companies.
While the Trust does not believe that the Fund’s disclosure regarding the broad sectors of the market in which it may invest is inconsistent with its industry concentration policy, to avoid any ambiguity the Fund has revised such disclosure to avoid the use of the term “concentrate” when discussing the sectors in which the Fund may invest.

Comment 8:	Under “Principal Risks of Investing in the Fund,” consider adding management risk because the Fund will have an actively managed portfolio.

Response:	The Trust has revised the disclosure as requested.

Comment 9:	State that non-diversification is a principal investment strategy of the Fund.

Response:	The Trust has revised the disclosure as requested.

Comment 10:	Under “Performance,” the Fund states that it “compare its performance to the performance of the [ ] Index.” Please supplementally identify the broad-based index that the Fund will utilize.

Response:	The Fund will utilize the Russell® 2500 Growth Index as the broad-based index against which to compare the performance of the Fund.

Comment 11:
Under “Portfolio Managers,” state the length of service of each of the portfolio managers primarily responsible for the day-to-day management of the Fund’s portfolio, pursuant to item 5(b) of Form N-1A.

Response:
The Fund is a newly created entity which has not yet commenced operations. As a result, each portfolio manager has served in such capacity since inception of the Fund. The Trust has added disclosure to that effect.

Additional Information About the Fund

Comment 12:
Describe all of the principal investment strategies of the Fund as required by item 9(b) of Form N-1A. Note that while the Form states that information in the Prospectus Summary need not be repeated elsewhere, item 9(b) requires a more detailed discussion of the items summarized in the Prospectus Summary pursuant to item 4(c) of Form N-1A. It does not appear that the Fund has followed the layered disclosure regime adopted by the Commission. See IM Guidance Update No. 2014-08, Guidance regarding Mutual Fund Enhanced Disclosure (June 2014) and Dalia Blass, Keynote Address: ICI Securities Law Developments Conference (October 25, 2018).

Response:	The Fund has revised the disclosure as requested.

Comment 13:
Under “Additional Investment Strategies of the Fund and General Portfolio Policies,” the Fund discloses that its investment strategies include investments in preferred stock. If such investments are not a principal strategy of the Fund, clearly state that they are not or move the disclosure to the Statement of Additional Information. If investments in preferred stock are a principal strategy of the Fund, include disclosure in the Prospectus Summary along with principal risk disclosure as required by item 4(c) of Form N-1A.

Response:	Investment in preferred stock is not a principal strategy of the Fund and the disclosure has been revised accordingly.

Comment 14:
None of the principal risks of investing in the Fund are described under “Additional Risks of Investing in the Fund” as required by item 9(c) of Form N-1A. As a result, it appears that the Fund has not provided a summary of the principal risks as required by item 4 if all of the principal risks are disclosed in the summary. Please revise the disclosure to comply with items 4 and 9(c) of Form N-1A. See Accounting and Disclosure Information 2019-08 – Improving Principal Risks Disclosure.

Response:	The Fund has revised the disclosure as requested.

Comment 15:
Under “Investment Policies and Objectives,” disclose that any derivatives will be valued on a marked to market basis. Please also disclose how the Fund will consider investments of underlying funds when determining compliance with its policy of investing at least 80% of the value of its assets in a portfolio of common stocks of small cap companies.

Response:	The Fund has revised the disclosure as requested.
Statement of Additional Information

Comment 16:
The third restriction under “Investment Restrictions,” describing the Fund’s concentration policy, references a carve out for “securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions.” In the narrative that follows, please clarify that the Fund will include municipal securities that are backed principally by assets and revenues of non-governmental users when determining compliance with its concentration policy.

Response:	The Fund has revised the disclosure as requested.

Comment 17:
In the first paragraph following the Fund’s investment restrictions, please clarify that the Fund “looks through” its holdings in investments in all investment companies, not only ETFs, in order to comply with its stated investment policies.

Response:
Unlike ETFs, other investment companies do not offer daily portfolio transparency to allow the Fund to look through the holdings of such investment companies. In addition, the Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring the Fund’s investment policies. Nonetheless, the Fund has added disclosure to clarify that, to the extent that the Fund has sufficient information regarding the portfolio holdings of other investment companies in which it invests, the Fund “looks through” its holdings in such investment companies for purposes of the Fund’s policy to invest at least 80%.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy